UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly held company

Corporate Taxpayers ID

CNPJ no 60.746.948/0001-12

 Notice to the Market

Banco Bradesco, Banco do Brasil and Banco Espírito Santo study a strategic partnership to operate in the African Continent

Banco Bradesco S.A. announces to its shareholders, customers, employees and the market in general that:

1.   it entered into a non-binding Heads of Agreement with Banco do Brasil S.A. and Banco Espírito Santo, S.A. (BES), on this date, to start negotiations to create a strategic partnership to operate in the African Continent;

2.   the Banks intend to participate in a financial holding company, which would consolidate,  in Africa, the current operations of Banco Espírito Santo, S.A. The Holding shall coordinate future investments for the acquisition of interest in banks, as well as to establish the Banks’ own operations in the African Continent;

3.   the three financial institutions understand that the partnership might provide an important support to the internationalization of Brazilian and Portuguese companies, as well as to the growing trade flows with the aforementioned Continent;

4.   headquartered in Lisbon, BES is the second largest private commercial bank in Portugal and is present in 18 countries and 4 continents;

5.   the conclusion of the operation is subject to technical, legal and financial studies, the satisfactory negotiation of the final documents and compliance with the applicable legal and regulatory requirements in each Country;

6.   additional facts will be disclosed to the market, as negotiations move forward.

 Cidade de Deus, Osasco, SP, August 9th, 2010

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice-President and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.